UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number 0-30314

PORTAGE BIOTECH INC.

(Translation of registrant's name into English)

6 Adelaide St. East, Suite 300, Toronto, Ontario, Canada M5C 1H6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]   Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- ____________

Portage is pleased to announce the appointment of Allan L. Shaw as CFO

Toronto, Ontario, May 12, 2020 (PBT.U: CSE, PTGEF: OTC Markets) - Portage Biotech Inc. ("Portage" or the "Company")a leader in the early stage immune oncology space announced today the appointment of Allan L. Shaw to Chief Financial Officer at the Portage level and will assist in its portfolio companies as well.

Allan brings more than two decades of public company financial, operational, and strategic global business leadership. Mr. Shaw is a four-time public company Chief Financial Officer with proven skills across multiple finance disciplines: corporate finance, capital markets and strategic transactions as well as a broad base of expertise in corporate governance and risk management. He structured, directed, negotiated and closed over $4 billion in public and private financings for several companies. Mr. Shaw has served on five public boards including chairing two audit committees/two compensation committees and is currently involved with a portfolio of healthcare activities. Most recently, Mr. Shaw was the Chief Financial Officer and Treasurer of Syndax Pharmaceuticals, Inc. and was Managing Director of Alvarez & Marsal LLC, a global professional services firm, and led their biopharmaceutical consulting practice. Mr. Shaw’s previous experience includes serving as the Chief Financial Officer of Serono S.A., NewLead Holdings Ltd. and Viatel, Inc. Mr. Shaw is the founder and senior managing director of Shaw Strategic Capital LLC, an international financial advisory firm focused on providing strategic financial counsel on a wide variety of issues such as general corporate finance, mergers and acquisitions, capital structuring, licensing and capital markets. Mr. Shaw received a B.S. from the State University of New York at Oswego and is a certified public accountant in the State of New York as well as a chartered global management accountant.

The company thanks Mr Kam Shah for his guidance and leadership of the finances for the past 7 years. Mr Shah will be helping with the transistion and we wish him well in his retirement. “I am pleased to have a seasoned fundraiser and dealmaker by my side as we continue to build Portage” remarked Dr. Walters, CEO of Portage.

“First, I would like to thank Mr Shah for guiding us through the last few years where we were able to create so much shareholder value.” said Dr Greg Bailey chairman of Portage. “Equally we are excited to add someone of Mr Shaw’s experience and credibility as our new CFO to help us build out our new franchise in immunooncology with Dr Walters and Dr Kramer.”.

About Portage Biotech Inc.

Portage is a unique entity in the world of biotechnology, enabling research and development to produce more clinical programs and maximize potential returns by eliminating typical overhead costs associated with many biotechnology companies. We nurture the creation of early- to mid-stage, first- and best-in-class therapies for a variety of cancers, by providing funding, strategic business and clinical counsel, and shared services, to enable efficient, turnkey execution of commercially-informed development plans. Our portfolio encompasses nine subsidiary companies whose products or technologies have established scientific rationales, including intratumorals, nanoparticles, liposomes, aptamers, cell penetrating peptides, and virus-like particles. In collaboration with our subsidiaries, we create viable product development strategies, to cost-effectively deliver best-in-class R&D, clinical trial design, and financial and project management, to ultimately build value and support commercial potential.

Forward-Looking Statements

This news release contains statements about the Company’s information that are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. The forward-looking statements contained in this news release are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release. We seek Safe Harbor.

FOR MORE INFORMATION, PLEASE CONTACT:

Contact:	Ian B. Walters, MD, Chief Executive
Officer Tel.:	203.221.7378
Email:	ian@portagebiotech.com
or Website:	www.portagebiotech.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 13, 2020

PORTAGE BIOTECH INC.

By: /s/ Ian Walters

Ian Walters MD

Chief Executive Office